CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Erin Jaskot

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

January 18, 2023

Re:	OneDoor Studios Entertainment Properties LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 1
Filed October 24, 2022
File No. 024-11836

Dear Ms. Jaskot:

We acknowledge receipt of comments in your letter of November 16, 2022 regarding Post-Qualification Amendment No. 1 to the Offering Statement of OneDoor Studios Entertainment Properties LLC (the “Company”), which we have set out below together with our responses.

We also appreciate that the nature of your comments understandably reflected some confusion with regard to the securities being offered and the terms of those securities.  In response to your comments, the Company realized that the combination of having preferred returns both tiered based on the progress of its three separate film projects, as well as variable based on size and or timing of subscriptions was creating additional confusion.  As a result, the Company has decided to simplify the terms of the securities being offered by Series Calculated Sequels.

As a preface to our specific responses, we set forth below a description of the tiered structure of the preferred returns and the profit distributions thereafter, along with information regarding the expected business process, to clarify the relationship between the film development and production process and the structure of the securities. The Company believes this is now stated clearly and consistently in the Offering Statement, subject to your review of course:

General: The Company is offering up to 150,000 Class A Profits Units of OneDoor Studios Entertainment Properties LLC Series Calculated Sequels, or SCS, a Series of the Company at price of $100 per Unit. The purchase of Class A Profits Units is an investment only in SCS and not an investment in the Company as a whole. SCS has 9,424.61 Class CF Profits Units  and 0 Class A Profits Units outstanding as of the date hereof.

Business Process: The process of making a film or television series involves three major stages: development, production and distribution / promotion.  The business of SCS is to develop up to three film Projects with the expectation that the rights, title and interest to each fully-developed Project would then be purchased by a company formed by our Manager to produce the Project for distribution.  The form of purchase agreement between SCS and the production company, which is attached as an exhibit to the Offering Statement,  provides that the purchase price for a Project will be equal to 1.12 times the total development funding provided by investors in SCS.  The Series would also be entitled under the purchase agreement to 50% of the profits generated by the production company in connection with the Project.

The Company expects SCS to earn revenue initially from the sale of the rights, title and interest in each Project and then from its share of the profit generated by the production and global exploitation of each Project and all other related products and licenses.

Class A Profits Units Preferred Returns: Each investor in Class A Profits Units would be entitle to receive aggregate preferred returns, payable on a pro rata basis with holders of Class CF Profits Units and in priority to any other distributions or the payment of the Service Fee to the Manager (discussed in the following section), in an amount determined by the number of film projects that are successfully developed and sold to a production company, as follows:

•Following the first sale of a film project by SCS, a preferred return equal to 36.66% of such Profits Member’s total Capital Contributions (i.e. his or her original aggregate purchase price) related to such Class A Profits Units,

•Following the second sale of a film project by SCS, a preferred return equal to 73.32% of such Profits Member’s total Capital Contributions related to such Class A Profits Units, and

•Following the third sale of a film project by SCS, a preferred return equal to 110% of such Profits Member’s total Capital Contributions related to such Class A Profits Units.

For example, if SCS only sells one Project to a production company and fails to sell any other Projects, the total amount of the preferred return payable to a holder of Class A Profits Units that he or she purchased for $1,000 would be equal to $366.60, or 36.66%, and if all three Projects are sold, the total amount of his or her preferred return would be equal to $1,100.00.

The sale of a Project to a production company will only occur once the Project has been fully developed and packaged (i.e. by securing a screenwriter, distributor-approved director and cast and production completion bond) to provide sufficient collateral to secure production financing by the production company, currently estimated to be $60,000,000.

The Company is no longer offering higher levels of preferred returns for either “early bird” investors or based on the level of investment.

Profit Distributions and our Manager’s Service Fee: Investors in Class A Profits Units will be entitled to receive, on a pro rata basis with holders of Class CF Profits Units, 50% of the Distributable Cash (as defined under “Description Of Securities”) of the Series.  The Manager will be entitled to receive the other 50% of Distributable Cash as a Service Fee.

Distributions of Distributable Cash will only be made after the Series has either issued the maximum number of Class A Profits offered hereby (or has otherwise determine to cease issuing additional Profits Units in the Series) and the preferred return payable with respect to all Profits Units in the Series has been paid in full.

We hope that the above abbreviated discussion will be helpful in your review of the Company’s Offering Statement.

Post-Qualification Amendment on Form 1-A POS Filed 10/24/2022

Dilution, page 8

1.

Please provide further clarification as to what constitutes an “Early Bird” investor, as referenced in Footnote 3. Please explain why only “certain” Early Bird investors are entitled to a higher Preferred Return of 115% to 125%, as it appears that all investors are entitled to receive a Preferred Return in this range, with the precise return amount determined based on the size of the investment..

As noted above, the Company has revised the terms of the offered securities and there is no longer a higher level of preferred returns for “early bird” investors

Interest of Management in Certain Transactions, page 30

2.

You note that the Manager is currently undertaking an offering for up to 10% interest in the Manager. Please let us know where and how the Manager is conducting the offering, and whether the offering is being conducted pursuant to an exemption from registration under the Securities Act of 1933.

In response to your question, we note that the Manager’s fundraising is a private placement conducted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, offered to a limited number of accredited investors without the use of any general solicitation.  Neither the Company nor the Manager had any intention, through this reference, to solicit investments in the Manager and, since the Manager’s fundraising is not related in any way to the offering by the Company under Regulation A nor are the proceeds intended to be contributed to or made available to the Company, The Company has removed the reference to a separate fundraising by the Manager from the Company’s Offering Statement.

Securities Being Offered, page 31

3.

We note your disclosure that SCS intends to make two sets of distributions to Profits Members. However, it appears that you plan to engage in four different payouts, and the amount of the payout depends on whether the investor is a First, Second, Third or Fourth Priority Major Investor. Please provide us with your analysis as to whether your payout structure is indicative of you offering four different securities and make conforming disclosures accordingly.

As noted above, the Company has revised the terms of the offered securities and there are no longer different classes of “Major Investors.”

"The foregoing investors will receive the following aggregate base return . . .", page 32

4.

Please revise your disclosure to specify which Profits Members are entitled to receive preferred returns between 110%-115%. In this regard, we note that your distribution structure here only address priority investors who are entitled to receive returns of 115% or higher. However, your disclosure on pages 2 and 31 indicates that Profits Members are entitled to receive returns between 110%-125%.

As noted above, the Company has revised the terms of the offered securities and revised the section “Securities Being Offered” to reflect these revised terms.

General

5.

We note that you are amending the terms of the offering to remove the minimum amount and terminate the escrow agreement. Please tell us whether you have made any sales to date in this offering. If so, please explain how you will comply with Exchange Act Rule 10b-9.

The Company has advised us that no sales have been made to date.  Furthermore, it intends, once its Offering Statement has been requalified, to reconfirm any subscriptions after providing the revised and qualified Offering Circular with the revised terms of the offering.

6.Throughout the offering statement where you discuss the Preferred Return available, please indicate that it is conditioned on securing complete production financing for all three films, indicate the estimated amount of financing you will need for each film, and indicate when you expect to receive such financing.

The Company has revised its disclosure through the Offering Statement in response to the Staff’s comment to include cautionary language that preferred returns will only arise upon a sale of a Project, which is dependent on full development of a project and securing sufficient production financing.  We respectfully note that the timing of financing will be completely dependent on the timing of the development of each project.  The Company has provided a more detailed discussion of its expected timing for the various stages of project development in Company’s Business – Business Process” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as part of its broader discussion on its operations of the business.  Respectfully, and upon consideration, the Company does not believe that it would be appropriate, given the current early stage of the process, for it to provide more detailed guidance to investors on its expectation for timing to secure financing and therefore make distributions in excess of its disclosure in the sections of the Offering Circular referenced above presented as part of the broader discussion of the business process as a whole.

7.Please tell us which documents (Series Agreement, etc.) set forth the return rates for First, Second, Third and Fourth Priority Major Investors. Please ensure such documents are filed as exhibits.

As noted above, the Company has removed the varied preferred return rates for classes of “Major Investors.”  The preferred return terms of the Class A Profits Units, which are described under “Securities Being Offered,” are set forth in the Amended and Restated Series Agreement for Series Calculated Sequels which has been filed today as exhibit 3.2 to Post-Qualification Amendment No. 2 to the Offering Statement.

8.Please file the agreement with Ann Peacock pursuant to which she has agreed to be the screenwriter for Calculated.

For clarification, we respectfully note that the agreement with Ann Peacock that was referenced in our last filing related to her agreement to write the screenplay for the film Calculated, which, while it is the first of a four-book series, is not one of the books that are the basis for the film projects that SCS intends to develop.  That agreement does, however, include a provision providing Ms. Peacock with a right of first negotiation over the sequels to Calculated.  As a result, the Company has clarified its references to Ms. Peacock and the relationship as set forth in “Company’s Business – Current Film Projects,” and has filed the agreement as exhibit 6.5 to Post-Qualification Amendment No. 2 to the Offering Statement as requested.

Thank you again for your thoughtful, and thought-provoking, comments on the Company’s disclosure.  If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Rucha Pandit, Securities and Exchange Commission John Lee, OneDoor Studios Entertainment Properties LLC Jason Brents, OneDoor Studios Entertainment Properties LLC